Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intercept Pharmaceuticals, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Intercept Pharmaceuticals, Inc. of our reports dated February 25, 2020, with respect to the consolidated balance sheets of Intercept Pharmaceuticals, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of Intercept Pharmaceuticals, Inc.

/s/ KPMG

New York, New York
August 17, 2020